[LETTERHEAD OF RF MONOLITHICS, INC.]

February 24, 2006

Via U.S. Mail and Fax (202-942-9594) and Edgar

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

RE:	RF Monolithics, Inc.

Form 10-K for the fiscal year ended August 31, 2005

Form 10-Q for the quarterly period ended November 30, 2005

File No. 000-24414

Dear Mr. Spirgel:

Thank you for your letter of February 15, 2006 concerning our recent filings. We certainly want to fulfill all of our disclosure requirements and insure that RF Monolithics, Inc. meets or exceeds applicable reporting requirements.

Below are your questions and our replies to each of your comments:

Form 10-K for the fiscal year Ended August 31, 2005:

Item 8. Financial Statements and Supplementary Data

1. Summary of Significant Accounting Policies

Stock-Based Compensation, page 11

1. Please tell us where the stock option expense related to the acceleration of certain options is presented on your financial statements.

Please refer to the discussion of “Stock-Based Compensation” on the previous page (page 10 of our Form 10-K) that describes our accounting for stock options under APB Opinion No. 25. Pursuant to Item 36 of FASB Interpretation No. 44 the intrinsic value of the award was measured on the date of the modification and was determined to be less than the amount measured at the original measurement date; therefore, the compensation expense from accelerating the vesting of “out-of-the-money” options as well as the normal amortization of the fair value of other stock options for options granted to employees and directors was not recognized as an expense in our financial statements as allowed by APB No. 25. The effect on net income and earnings per share was presented in a pro forma statement, also on page 10 of our Form 10-K, as required by SFAS No. 123.

We believe the disclosure we have made is adequate.

Form 10-Q for the fiscal year Ended November 30, 2005

7. Sales Revenue, page 9

2. We note your presentation of product sales for your Low-Power Product Group and Communications Products Group. Tell us how you evaluated paragraphs 10-15 of SFAS 131 when determining if either of these “Groups” meets the definition of an operating segment.

RF Monolithics, Inc. uses the “Groups” nomenclature for product organizations responsible for product lines of similar characteristics. RF Monolithics, Inc. does not have segregated businesses that fit the definitions in SFAS 131, nor do we have discreet operating profit information by group. The “Groups” are engaged in business activities that utilize common sales, engineering, support and service organizations.

Background information on RF Monolithics, Inc.:

1.	The chief decision maker for RF Monolithics, Inc. is David Kirk, the President and Chief Executive Officer. His regular review of operating results and the basis for making decisions on the allocations of assets and resources and assessing performance is done on the basis of the company’s Consolidated Statement of Income, Balance Sheet and Statement of Cash Flow. Sales and bookings trends are also reviewed by product line, but there is no comprehensive statement of income prepared on a regular basis for the product lines. Estimated gross margin is also periodically reviewed on a product line basis, but we do not feel this is a primary tool measuring results of operations or determining the allocation of assets. We also review gross margins on a factory (contractor) basis. Information on our Product Groups is supplemental to our primary reporting systems. Most important decisions are based upon individual products, markets or factory, or the consolidated entity.

2.

There is a senior management team called the Executive Steering Committee (“ESC”) of the Vice Presidents that report to the Chief Executive Officer. The ESC reviews the same information as the CEO. The reviews by the Board of

Directors of RF Monolithics, Inc. are also conducted using essentially the same information in more condensed form.

3.	RF Monolithics, Inc. does not have segment managers who are directly accountable to the chief operating decision maker. There are individuals who have the title of Product Manager, whose primary function is to set pricing guidelines, set marketing strategies and to guide the product development process. These individuals are not responsible for manufacturing, sales, quality assurance, engineering or financial organizations. These individuals are not directly accountable for the operating results for their product line. Operating results of the product groups and product lines is a shared responsibility of the Executive Steering Committee.

4.	RF Monolithics, Inc.’s Product Groups and product lines share virtually all supporting activities, making discrete financial information impracticable at the current time:

a)	RF Monolithics, Inc. has one common sales force that is organized by geographic region, rather than product line. Many customers are common between the different product lines. In the 10-Q cited in the letter, our two largest customers both had significant sales from both the Low-power and Communications Product Groups.

b)	RF Monolithics, Inc. marketing groups do align well with our product lines.

c)	Assembly manufacturing is predominately conducted at offshore contractors. RF Monolithics, Inc.’s manufacturing support organizations are either common to all product lines or are aligned with the contractors. The oversight done on a contractor by contractor basis does not line up on a product line basis. A large portion of our wafer fabrication process is conducted at a single facility in Dallas, Texas. This facility serves all of our product lines and is managed as a single unit.

d)	Within RF Monolithics, Inc.’s Engineering Department, some engineering, research and development personnel align with product lines, but most of them do not. All products are subject to common process, documentation, quality and regulatory requirements, such as the FCC guidelines on the frequency spectrum.

e)	RF Monolithics, Inc. has common, centralized administrative support, including one financial organization.

f)	There is no logical method available to allocate assets such as cash, receivables, fixed assets and major portions of inventory between the product lines. There are shared raw materials between the product lines, especially wafer material. Liabilities are also nearly impossible to segregate on a product line basis.

Almost all of these activities are part of the same legal entity and are reported in the same general ledger accounts.

Specifically, below are discussions of our business organized to correspond to each of the cited paragraphs of FAS No. 131:

Paragraph 10:

a)	Our Product Groups do engage in business activities.

b)	Our chief operating decision maker and other Senior Managers utilize consolidated financial statements to assess operating performance and allocate resources. Product Group information, to the extent that it is available, is only reviewed as supplemental information.

c)	Discrete financial information is not readily available for our Product Groups beyond estimated sales and cost of sales.

Paragraph 11 – We certainly have a number of central functional areas that support our Product Groups, including manufacturing, quality assurance, sales, engineering, finance and administration.

Paragraph 12 – Our chief decision maker is David Kirk, our Chief Executive Officer. He is supported by our Executive Steering Committee consisting of our Vice Presidents and other Senior Managers.

Paragraph 13 – We do review performance by the different organizations in different ways. For instance, we review performance for the Sales function by geographic area and major customers; manufacturing performance by factory or contractor; and Marketing performance by Product Groups.

Paragraph 14 – We have no segment managers. We have Product Managers that manage marketing activities by Product Group, but the Product Managers have no functional responsibility outside of marketing.

Paragraph 15 – We do not use any formal matrix organizational techniques. The primary organization group is by functional area. We do have cross-functional teams that are formed from time to time and are tasked with accomplishing certain functions or projects, including new product development. These cross-functional teams are primarily ad hoc and hence temporary in nature.

After careful review of the requirements of FAS 131, we continue to conclude that we are reporting our operations and transactions appropriately and thoroughly and that we are operating as a single segment.

RF Monolithics, Inc. does understand our obligation to provide users of our financial reports the information necessary to understand our business and assess future prospects. Therefore our Management Discussion and Analysis currently includes extensive discussion of sales trends on a product line basis. The information disclosed is in fact more detailed than just by Product Group. We also include general information on individual product line gross margins to the extent it is important in assessing future performance. We believe by doing this we are already providing the same type of information we internally use to assess performance and allocate resources.

In addition to providing these comments, we acknowledge, as required by your comment letter, that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have addressed your comments. If you have any additional questions or comments, please contact me at (972) 448-3789.

Sincerely,

/s/ Harley E Barnes, III

Harley E Barnes, III

CFO

RF Monolithics, Inc.

5